EXHIBIT 99.29

Material Change Report, dated July 16, 2004, regarding positive clinical data in respect of AMD070 as a new anti-HIV therapy, in Phase Ib/IIa program

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“Anormed” or the “Company”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

July 9, 2004

Item 3.

News Release

The press release was issued at Langley, B.C. on July 9, 2004 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on July 9, 2004, that positive clinical data from healthy volunteers support continued clinical development of AMD070, as new anti-HIV therapy, in a Phase Ib/IIa program.  .

Item 5.

Full Description of Material Change

AnorMED announced on July 9, 2004 that positive clinical data from healthy volunteers support continued clinical development of AMD070, as new anti-HIV therapy, in a Phase Ib/IIa program.  The Company’s clinical program for AMD070 is being conducted in collaboration with leading investigators at the U.S.  Adult AIDS Clinical Trials Group, which is supported by the National Institute of Allergy and Infectious Diseases at the National Institute of Health.

Phase Ia data from 30 healthy volunteers reported at the 2004 International AIDS Conference in Bangkok, Thailand show oral administration of AMD070 is generally safe and well absorbed.  This study was an open label, inpatient dose escalation.  The purpose was to evaluate the safety, pharmacokinetics (PK) and pharmacodynamics of AMD070.  Data was collected from four cohorts of three volunteers who received single oral doses, followed by three cohorts of six volunteers who received multiple oral doses of AMD070, ranging from 50 mg to 400 mg.  AnorMED plans to initiate a Phase Ib/IIa clinical trial by the fall of this year.

AMD070 targets the CXCR4 chemokine receptor and prevents HIV from entering and infecting healthy cells.  Chemokine receptors expressed on the surface of immune cells are known to play a critical role in virus infection and transmission.  CXCR4, and another chemokine receptor CCR5, are involved in HIV infection.  In order to enter and infect cells, HIV must bind to either the CXCR4 or CCR5 chemokine receptor.  Different strains of HIV prefer one receptor or the other, or may use either receptor to infect cells.  An infected individual may harbor different levels of both CXCR4 and CCR5-using strains.

Note:  Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AnorMED, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  AnorMED does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full disclosure of risk factors associated with AnorMED’s business contained in AnorMED’s Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams

Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

July 16, 2004.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory